BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.    Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.    Date of Material Change

January 8, 2003

Item 3.    Press Release

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. (the "Company") wishes to announce the closing of its private placement in the amount of $1,000,000. These funds were raised by the Company issuing 10,000,000 units at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.12 until December 18, 2004. Of the 10,000,000 units issued, 4,650,000 units are flow-through units. Each flow-through unit, consisting of one flow-through common share and one flow-through warrant, will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring April 19, 2003.

Item 4.    Summary of Material Change

See Item 3 above.

Item 5.    Full Description of Material Change

See Item 3 above.

Item 6.    Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.    Omitted Information

N/A

Item 8.    Senior Officers

Kerry Sparkes, Director

Telephone: (604) 683-0564

Item 9.    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 8 th day of January, 2003.

DONNER MINERALS LTD.

Per:
"Kerry Sparkes"
KERRY SPARKES
Director